Exhibit 99.8

Notice by SBS

(English language translation)

Given the recent statements of Mr. Dionisio Romero Paoletti, Chairman of the Board of Directors of Credicorp Ltd., a holding company that owns entities supervised by the SBS, it is reported that this Superintendency has initiated an evaluation process of the circumstances under which contributions of cash were used for the financing of political parties in electoral campaigns. This evaluation is limited to verifying compliance with the standards issued by this

Superintendency and, if applicable, the adoption of corrective actions.